EXHIBIT 99.1

MAG Silver Reports Second Quarter Financial Results

VANCOUVER, British Columbia, Aug. 11, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited consolidated financial results for the three months ended June 30, 2025 (“Q2 2025”). For details of the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2025 (“Q2 2025 Financial Statements”) and management’s discussion and analysis for the three and six months ended June 30, 2025 (“Q2 2025 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

Except for per share amounts, all amounts herein are reported in thousands of United States dollars (“US$”) unless otherwise specified (C$ refers to thousands of Canadian dollars).

KEY HIGHLIGHTS FOR Q2 2025 (on a 100% basis unless otherwise noted)

  On May 11, 2025, the Company and Pan American Silver Corp. ("Pan American") entered into a definitive agreement, as amended (the "Arrangement Agreement"), whereby Pan American agrees to acquire all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction"). Under the terms of the Arrangement Agreement, MAG shareholders will be able to elect to receive the consideration as either (i) $20.54 in cash per MAG share or (ii) $0.0001 in cash and 0.755 of a common share of Pan American per MAG share, or a combination of cash and shares, subject to proration such that the aggregate consideration paid to all MAG shareholders consists of $500,000 in cash and the remaining consideration paid in Pan American shares. On July 10, 2025, MAG's shareholders approved the Transaction at its special shareholders meeting. The Transaction is expected to close in the second half of 2025, subject to the satisfaction of customary closing conditions, including clearance under Mexican anti-trust laws, and approval of the listing of the Pan American common shares to be issued under the Transaction on both the Toronto Stock Exchange and the NYSE. The Company has incurred costs of $3,563 in connection with the Transaction in the three months ended June 30, 2025, which have been included in general exploration and business development expenses in the condensed interim consolidated statements of income and comprehensive income of the Q2 2025 Financial Statements.

  MAG reported record net income of $33,444 ($0.32 per share) and adjusted EBITDA1 of $56,442, driven by income from Juanicipio (equity accounted) of $42,091 and MAG’s attributable interest in Juanicipio adjusted EBITDA of $63,221.

  During April 2025, Juanicipio returned a total of $61,500 to MAG: $59,400 as a second dividend payment, and $2,100 in interest and loan principal repayments. All loan balances to Juanicipio have now been fully repaid.

  MAG’s second dividend payment of $0.20 per share (fixed component of $0.02 per share and additional cash flow linked component of $0.18 per share representing approximately 30% of cash received from Juanicipio in April 2025) was made on May 28, 2025, to shareholders on record as of May 19, 2025. A total of $39,316 in dividend payments was returned to shareholders during the quarter.

  On August 8, 2025 MAG declared its third dividend, of $0.144 per share (fixed component of $0.02 per share and additional cash flow linked component of $0.124 per share representing approximately 30% of the $40,872 free cash flow generated by Juanicipio attributable to MAG during Q2 2025) payable on September 1, 2025 to shareholders on record as of August 18, 2025.

  A total of 342,515 tonnes of ore at a silver head grade of 417 grams per tonne (“g/t”) (equivalent silver head grade2 of 661 g/t) was processed at Juanicipio.

  Silver recovery of 94.6% at Juanicipio, up from 92.4% in Q2 2024, reflecting the benefit from ongoing optimizations in the processing plant.

  Juanicipio achieved silver production and equivalent silver production2 of 4.3 and 6.6 million ounces, respectively.

  Juanicipio generated strong operating cash flow and free cash flow1 of $110,639 and $92,891, respectively.

  Juanicipio continued to maintain its strong cost performance with record low cash cost1 of negative $3.90 per silver ounce sold ($8.38 per equivalent silver ounce sold3) and record low all-in sustaining cost1 of $0.65 per silver ounce sold ($11.46 per equivalent silver ounce sold3).

CORPORATE

  On June 19, 2025, MAG released its fourth annual sustainability report, highlighting the Company’s ongoing commitment to transparency and accountability. The 2024 report provides a detailed overview of MAG’s environmental, social, and governance (“ESG”) priorities, practices and performance throughout the year. The 2024 Sustainability Report and ESG Data Table are available on the MAG Silver website at the following link: https://magsilver.com/esg/4.
  On June 18, 2025, at MAG’s Annual General and Special Meeting (“AGSM”), the shareholders approved by majority to elect all eight directors that stood for election. The changes made during the AGSM included the retirement of Peter Barnes, the outgoing Chairman of the Board and welcomed the new Chairman of the Board, John Armstrong.

EXPLORATION

  Juanicipio:
    During Q2 2025, 9,494 metres were drilled from underground at Juanicipio with all underground drilling assay results pending. The 2025 underground drilling program at Juanicipio continues to focus on:
      infill drilling areas of the resource expected to be mined in the near to mid-term, including Valdecañas, Anticipada, Ramal 1, Ramal 2, and Venadas veins;
      continuation of a southwardly directed program drilling off the conveyor ramp, designed to test for a deep skarn target; and
      testing for near-mine veins.
    Regional surface drilling at Juanicipio started in late February 2025. During Q2 2025, surface drilling at Juanicipio totalled 6,174 metres. Surface drilling to date has been further testing the Cañada Honda structure as well as the newly identified Magdalena structure. Surface drilling at Mesa Grande is expected to start in Q3 2025.
  Deer Trail Project, Utah5:
    During Q2 2025, MAG initiated a comprehensive geophysical program across the 112 km² project area, comprising an Ambient Noise Tomography (“ANT”) survey as well as airborne radiometric and magnetic surveys. These surveys are designed to enhance subsurface geological mapping and improve the identification of structural features associated with potential mineralization. Interpretation of the newly acquired data is currently underway and will be integral to refining drill targets for the next phase of exploration. In parallel, three higher-resolution ANT infill surveys are being conducted over the Deer Trail Corridor, Alunite Ridge, and Bullion Canyon, which are expected to further improve targeting precision.
    A 9km 2D seismic line has been completed in Gold Gulch within the southern patented ground; this data will be combined with the sub-parallel Cottonwood Canyon seismic line completed in November 2024 to validate, refine and rank drill targets.
    New geochronological age dates of rocks continue to confirm that the Deer Trail Property belongs to the Bingham style family of rocks with strong mineralization potential.
  Larder Project, Ontario6:
    During Q2 2025, MAG commenced its field program and Phase 1 drilling program at the Italian Zone (formerly the Instant Pond Zone at the Goldstake Property) that utilized the data collected from the Q1 2025 geological synthesis. Drilling highlights include:
      testing of newly identified regional structures and collection of new structural data from historic gold zones;
      5,243 metres drilled in nine drillholes;
      rock types encountered include syenite, pillowed-massive basalt, quartz feldspar porphyry, gabbro and albite dykes;
      major structures have been validated which include regional NE-SW (Bear Lake Fault extension from main Cadillac Larder Break) NW-SE (along western side of the syenite) and E-W extensional veins which carry the higher grades recorded thus far; and
      significant intersections include (See Table 1): 21.0 g/t gold over 0.5 metre (LP-25-001 at 105.9-106.4 metres), 12.4 g/t gold over 0.5 metre (LP-25-004 at 288.5-289 metres) and 16.4 g/t gold over 0.7 metre (LP-25-005 at 36.1-36.8 metres).

Table 1. Drillhole results from Phase 1 at the Italian Zone – some assays outstanding

Hole ID	Target	From (m)	To (m)	Length (m)	Au (g/t)	Lithology	Comments
LP-25-001	Bear Lake Fault	105.9	108.0	2.1	5.0	Syenite	Adjacent to Mafic Volcanic contact in Fracture with CPY
Including		105.9	106.4	0.5	21.0
and		269.0	271.0	2.0	3.1	Mafic Volcanic	Epidote altered fracture with pyrite mineralization
Including		270.0	271.0	1.0	6.2
and		522.5	524.3	1.8	4.1	Gabbro	Gabbro with fracturing with up to 5% pyrite
Including		523.1	523.7	0.6	11.8
LP-25-004	Italian Zone	94.0	97.0	3.0	1.5		Gabbro with blebby pyrite and trace Chalcopyrite
Including		94.0	94.5	0.5	4.3
and		159.5	161.0	1.5	2.9		Small quartz-vein with speck of VG
Including		159.5	160.0	0.5	8.6
and		170.6	172.1	1.5	4.1		Gabbro with quartz-carb stringer with chalcopyrite
Including		171.1	171.6	0.5	12.1
and		174.1	176.0	1.9	1.1		Medium to fine grain gabbro with small fractures
Including		174.1	175.0	0.9	1.9
and		288.0	289.5	1.5	4.1		Gabbro with quartz-carb vein.
Including		288.5	289.0	0.5	12.4
LP-25-005		35.6	37.3	1.7	7.2	Mafic Volcanic	Brecciated Mafic Volcanics with chalcopyrite in quartz-carb stringers
Including		36.1	36.8	0.7	16.4
and		51.8	57.0	5.2	1.0		Mafic Volcanics with quartz-carb stringers and chalcopyrite
Including		55.0	55.5	0.5	7.3
and		67.8	71.0	3.2	1.5		Mafic Volcanic with chalcopyrite in selvages

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended June 30, 2025 and 2024, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	June 30,	June 30,
	2025	2024

Metres developed (m)	3,596	3,520

Material mined (t)	355,785	349,460
Material processed (t)	342,515	336,592

Silver head grade (g/t)	417	498
Gold head grade (g/t)	1.21	1.20
Lead head grade (%)	1.71%	1.56%
Zinc head grade (%)	3.34%	2.99%

Equivalent silver head grade (g/t) (1)	661	746

Silver ounces sold (koz)	3,829	4,272
Gold ounces sold (koz)	9.26	7.20
Lead pounds sold (klb)	10,415	9,224
Zinc pounds sold (klb)	18,286	15,237

Equivalent silver ounces sold (koz) (2)	5,648	5,817

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2025: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc (2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead and $1.21/lb zinc (three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc).

During Q2 2025, a total of 355,785 tonnes of ore were mined. This represents an increase of 2% over Q2 2024. Increases in mined tonnages at Juanicipio have been driven by access to the full strike length of the deposit and the operational ramp-up of the mine towards steady state mining and milling targets.

During Q2 2025, a total of 342,515 tonnes of ore were processed through the Juanicipio plant. The 2% increase over Q2 2024 is mainly due to an increase in availability of the Juanicipio processing plant, currently operating at or above nameplate per operating day, during 2025.

The silver head grade and equivalent silver head grade for the ore processed in Q2 2025 were 417 g/t and 661 g/t (Q2 2024: 498 g/t and 746 g/t). The higher silver and lower base metal head grades in Q2 2024 were the result of processing ore from higher levels of the mine, characterized by elevated silver grade, compared to deeper areas in Q2 2025. Silver metallurgical recovery during Q2 2025 was 94.6% (Q2 2024: 92.4%) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs and all-in sustaining costs (“AISC”) of Juanicipio for the three months ended June 30, 2025 and 2024.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	June 30,	June 30,
	2025	2024

Total cash costs (1)	(14,938)	4,911
Cash cost per silver ounce sold ($/oz) (1)	(3.90)	1.15
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.38	8.86

All-in sustaining costs (1)	2,470	19,161
All-in sustaining cost per silver ounce sold ($/oz) (1)	0.65	4.49
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	11.46	11.31

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q2 2025 MD&A for a detailed reconciliation of these measures to the Q2 2025 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead and $1.21/lb zinc (three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc).

The cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 for the three months ending June 30, 2025 were negative $3.90/oz and $8.38/oz (three months ended June 30, 2024: $1.15/oz and $8.86/oz). The decrease in cash cost per silver ounce sold1 during the three months ended June 30, 2025 is predominantly attributable to higher by-product revenues, as a result of 81% higher gold revenues (29% higher gold volumes and 41% higher realized gold price) offset by lower silver ounces sold. Additionally, cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 for the three months ended June 30, 2025 were impacted by 9% lower production cost, and 18% lower treatment and refining costs driven by recent benchmark treatment price adjustments.

The all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 for the three months ended June 30, 2025 were $0.65/oz and $11.46/oz (three months ended June 30, 2024: $4.49/oz and $11.31/oz). The decrease in all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 was primarily due to the decrease in cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 described above. Additionally, all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver ounce sold1 during the three months ended June 30, 2025 were impacted by $1,031 lower general and administrative expenses (impacted by timing of operator services charges), and $4,160 higher sustaining capital expenditures (driven by higher exploration spend and higher mine Cell 2 infrastructures spend).

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended June 30, 2025 and 2024.

	Three months ended
	June 30,	June 30,
	2025	2024
	$	$
Sales	186,465	167,079
Cost of sales:
Production cost	(36,450)	(39,866)
Depreciation and amortization	(21,393)	(22,455)
Gross profit	128,622	104,757
Consulting and administrative expenses	(3,252)	(4,283)
Extraordinary mining and other duties	(3,447)	(2,773)
Interest expense	(25)	(3,241)
Exchange gains (losses) and other	(4,479)	696
Net income before tax	117,419	95,156
Income tax expense	(21,782)	(41,299)
Net income (100% basis)	95,637	53,857
MAG’s 44% portion of net income	42,080	23,697
Interest on Juanicipio loans - MAG's 44%	11	1,426
MAG’s 44% equity income	42,091	25,123

Sales increased by $19,386 during the three months ended June 30, 2025, due to 13% higher realized metal prices and $1,553 lower treatment and refining charges driven mainly by updated favorable benchmark treatment pricing terms.

Production costs decreased by $3,416 mainly due to lower mining costs ($2,776), driven by lower labour and energy costs, and higher stockpile inventory build-up ($679).

Depreciation decreased by $1,062 impacted by an increase in updated reserve base (yearly assessment) for the purpose of units of production depreciation calculation.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 76% to 80%, mainly due to positive commodity price movements, lower treatment and refining costs and reduced operating costs.

Other expenses increased by $1,601 mainly as a result of negative foreign exchange differences ($5,175) and higher selling costs and other duties ($674), which were impacted by higher metal prices, offset by lower consulting and administrative expenses ($1,031) and lower interest expense ($3,216) as Juanicipio reduced its outstanding shareholder loans balance by $175,884 during the period of June to December 2024.

Taxes decreased by $19,517 mainly due to non-cash deferred tax charges on fixed assets driven by a strengthening in the Mexican peso versus the US dollar, offset by higher taxable profits generated during Q2 2025.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended June 30, 2025 (342,515 tonnes processed)				Three Months Ended June 30, 2024 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	3,828,639 ounces	34.23 per oz	131,045	128,876
Gold	9,259 ounces	3,354 per oz	31,060	17,124
Lead	4,724 tonnes	0.88 per lb.	9,118	9,151
Zinc	8,294 tonnes	1.21 per lb.	22,094	20,332
Treatment, refining, and other processing charges			(6,852)	(8,405)
Sales			186,465	167,079
Production cost			(36,450)	(39,866)
Depreciation and amortization			(21,393)	(22,455)
Gross Profit			128,622	104,757

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED JUNE 30, 2025

As at June 30, 2025, MAG had working capital of $170,149 (December 31, 2024: $160,113) including cash of $171,834 (December 31, 2024: $162,347) and no long-term debt. As well, as at June 30, 2025, Juanicipio had working capital of $107,696 including cash of $83,717 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended June 30, 2025 amounted to $33,444 (June 30, 2024: $21,614) or $0.32/share (June 30, 2024: $0.21/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $42,091 (June 30, 2024: $25,123) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for a discussion of MAG’s share of income from its equity accounted investment in Juanicipio).

		For the three months ended
	June 30,	June 30,
	2025	2024
	$	$

Income from equity accounted investment in Juanicipio	42,091	25,123
General and administrative expenses	(4,838)	(3,622)
General exploration and business development	(3,563)	(95)
Operating Income	33,690	21,406

Interest income	1,459	928
Other income	-	650
Financing costs	(145)	(134)
Foreign exchange loss	253	60
Income before income tax	35,257	22,910

Deferred income tax expense	(1,813)	(1,296)

Net income	33,444	21,614

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure) as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,
(in thousands of US$, except per ounce amounts)	2025	2024
Production cost as reported	36,450	39,866
Depreciation on inventory movements	585	474
Adjusted production cost	37,035	40,340
Treatment, refining, and other processing costs	6,852	8,405
By-product revenues (1)	(62,272)	(46,608)
Extraordinary mining and other duties	3,447	2,773
Total cash costs	(14,938)	4,911
Add back by-product revenues (1)	62,272	46,608
Total cash costs for equivalent silver	47,334	51,519
Silver ounces sold	3,828,639	4,271,991
Equivalent silver ounces sold (2)	5,647,981	5,816,940
Cash cost per silver ounce sold ($/ounce)	(3.90)	1.15
Cash cost per equivalent silver ounce sold ($/ounce)	8.38	8.86

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead and $1.21/lb zinc (three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc).

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,
(in thousands of US$, except per ounce amounts)	2025	2024
Total cash costs	(14,938)	4,911
General and administrative expenses	3,252	4,283
Exploration	3,453	2,235
Sustaining capital expenditures	10,489	7,329
Sustaining lease payments	130	349
Interest on lease liabilities	(11)	(17)
Accretion on closure and reclamation costs	94	72
All-in sustaining costs	2,470	19,161
Add back by-product revenues (1)	62,272	46,608
All-in sustaining costs for equivalent silver	64,742	65,768
Silver ounces sold	3,828,639	4,271,991
Equivalent silver ounces sold (2)	5,647,981	5,816,940
All-in sustaining cost per silver ounce sold ($/ounce)	0.65	4.49
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	11.46	11.31
Average realized price per silver ounce sold ($/ounce)	34.23	30.17
All-in sustaining margin ($/ounce)	33.58	25.68
All-in sustaining margin ($/equivalent ounce)	22.76	18.86
All-in sustaining margin	128,575	109,715

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead and $1.21/lb zinc (three months ended June 30, 2024 realized prices: $30.17/oz silver, $2,379.85/oz gold, $0.99/lb lead and $1.33/lb zinc).

For the three months ended June 30, 2025, the Company incurred corporate G&A expenses of $4,655 (three months ended June 30, 2024: $3,473), which exclude depreciation expense.

For the three months ended June 30, 2025, the Company’s attributable silver ounces sold were 1,684,601 (three months ended June 30, 2024: 1,879,676) and attributable equivalent silver ounces sold were 2,485,111 (three months ended June 30, 2024: 2,559,454), resulting in additional all‐in sustaining cost for the Company of $2.76/oz (three months ended June 30, 2024: $1.85/oz) and $1.87/oz (three months ended June 30, 2024: $1.36/oz), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS Accounting Standards measure) of the Company per the Q2 2025 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended June 30,
(in thousands of US$)	2025	2024
Net income after tax	33,444	21,614
Add back (deduct):
Taxes	1,813	1,296
Depreciation and depletion	183	149
Finance costs (income and expenses)	(1,567)	(1,504)
EBITDA	33,873	21,555
Add back (deduct):
Adjustment for non-cash share-based compensation	1,439	1,053
Share of net earnings related to Juanicipio	(42,091)	(25,123)
MAG attributable interest in Junicipio Adjusted EBITDA	63,221	52,868
Adjusted EBITDA	56,442	50,353

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the Q2 2025 Financial Statements.

	Three months ended June 30,
(in thousands of US$)	2025	2024
Cash flow from operating activities	110,639	92,766
Less:
Cash flow used in investing activities	(17,618)	(3,780)
Sustaining lease payments	(130)	(349)
Juanicipio free cash flow	92,891	88,637

Qualified Persons: All scientific or technical information in this press release including assay results referred to, mineral resource estimates and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements regarding the Transaction with Pan American, including but not limited to, its expected completion and timing of consummation;
  statements that address the declaration, timing, amount, and payment of future dividends, including future cash flow linked dividends and future periodic dividends;
  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding additional information from future drill programs;
  statements regarding inferences drawn from geochronological age dating;
  estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
  the estimation of mineral reserves and mineral resources;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio;
  statements regarding production rates, capital and operating and other costs, anticipated life of mine, and mine plan;
  expected timing and results of surveying methodology, including the timing and completion of the final data interpretation and results of the ANT infill surveys and the 2D seismic line in Gold Gulch;
  expected upside from additional exploration;
  expected results from drilling at Juanicipio;
  expected results from Deer Trail Project drilling;
  expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, Twist, and Italian zones and other regional targets;
  expected capital requirements and sources of funding;
  the Company’s ability to repatriate capital from the Juanicipio Mine;
  the Company’s participation in equity investments;
  statements regarding the Company’s ability to meet business objectives and milestones;
  statements regarding the 2024 sustainability report; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Company’s senior secured revolving credit facility with the Bank of Montreal; risks relating to the operation of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q2 2025 MD&A for a detailed reconciliation of these measures to the Q2 2025 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended June 30, 2025 realized prices: $34.23/oz silver, $3,354.40/oz gold, $0.88lb lead and $1.21/lb zinc.
4 Information contained in or otherwise accessible through the Company’s website, including the 2024 sustainability report and 2024 ESG Data Table, do not form part of this MD&A and are not incorporated into this MD&A by reference.
5 Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).
6 Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

For further information on behalf of MAG Silver Corp.,
please contact Fausto Di Trapani, Chief Financial Officer.

Phone: (604) 630-1399
Toll Free: (866) 630-1399

Email: info@magsilver.com